

May 14, 2012

Via E-mail
Mr. Steven M. Sterin
Senior Vice President and Chief Financial Officer
Celanese Corporation
1601 West LBJ Freeway
Dallas, Texas 75234

      RE: **Celanese Corporation**
               Form 10-K for the Year Ended December 31, 2011
               Filed February 10, 2012
               Form 10-Q for the Period Ended March 31, 2012
               Filed April 24, 2012
               File No. 1-32410

Dear Mr. Sterin:

We have reviewed your response letter dated April 30, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Financial Statements
Notes to the Financial Statements

Note 18. Income Taxes, page 116

2. We note your response to comment seven in our letter dated March 21, 2012. Given that it appears you generate a significant amount of your earnings in countries with low tax rates, please disclose the earnings (loss) from continuing operations and income tax provision (benefit) for each country which has significant earnings subject to low tax rates. We believe that this disclosure is consistent with the objectives of Item 303(a)(3)(i) of Regulation S-K.

Note 25. Segment Information, page 135

3. We note your response to comment ten in our letter dated March 21, 2012. Please help us better understand each of your operating segments and how you determined that they are similar in the areas listed in ASC 280-10-50-11. Please specifically address the following:
    • Please tell us the specific production processes used in each of your operating segments, including if any manufacturing facilities are shared among the different operating segments;
    • Please more fully explain how the nature of the products sold by each operating segment is similar:
        o With regard to your Consumer Specialties reportable segment you indicate that the category of the products produced by your Acetate Products and Nutrinova operating segments are similar in that both businesses "serve consumer-driven applications." This appears to be an overly broad assessment, especially in light of the fact that your Acetate Products primary products are cellulose acetate tow, film and flake used in the products of filter products and Nutrinova's primary products are a high intensity sweetener and food protection ingredients; and
        o With regard to your Industrial Specialties reportable segment, you indicate that the Emulsions and EVA Performance operating segments businesses are active in every major global industrial sector and serve diverse industrial and consumer end-use products. You identify certain products within these operating segments but it is unclear how you have determined that the nature of these products are similar; and
    • Please more fully identify the specific types or classes of customers served by each operating segment, including if there are any specific industries and geographical areas served. Please consider providing us with examples of significant customers in each operating segment.

4. You disclose that you evaluate performance based on operating profit, net earnings (loss), cash flows and other measures of financial performance reported in accordance with US GAAP. However, your tabular presentation presents earnings (loss) from continuing operations before tax and your response indicates that the primary financial statistics used by

the CODM to evaluate each of your operating segments are variable margin and operating EBITDA. Please further clarify which financial measures are used and the appropriateness of your current reported measure. Refer to ASC 280-10-50-28.

5. Please provide us with earnings (loss) from continuing operations before tax for each of the last five fiscal years and each subsequent year and interim period for which you have budgeting information for your Acetate, Nutrinova, Emulsions and EVA Performance operating segments.

6. In regards to both your Consumer Specialties and Industrial Specialties reportable segments, you appear to have evaluated economic similarities based on variable margins and operating EBITDA. However, pursuant ASC 280-10-50-11, please assess the economical similarity of your segments by providing us an analysis of the gross margins and gross margin trends for each operating segment as well.

7. In regard to the Consumer Specialties segment, the analysis provided for the changes in revenues, gross margins, and operating EBITDA as a percentage of sales year to year appears to indicate that the financial trends of your operating segments can be sufficiently varied to preclude you from determining that they are all similar. You provide explanations for apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment. Please help us better understand why each of these differences would not be considered an indication of differences in economic characteristics between each operating segment and your basis for concluding that each difference was only temporary.

8. In regards to the Industrial Specialties reportable segment, the analysis provided for the changes in sales, gross margins, variable margins and operating EBITDA as a percentage of sales year to year appears to indicate that the financial trends of your operating segments can be sufficiently varied to preclude you from determining that they are all similar. In looking at the gross margins, variable margins, and operating EBITDA as a percentage of sales, there appear to be very limited periods on a both a historical as well as forecasted/budgeted basis during which these metrics appear to be similar. You provide explanations for apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment. Please help us better understand why each of these differences would not be considered an indication of differences in economic characteristics between each operating segment. It is not clear what your basis is for believing that the divergence of economic factors relied on by the CODM is temporary and that they will converge.

Note 27. Plant Relocation, page 139

9. We note your response to comment 11 in our letter dated March 21, 2012. In a similar manner to your response, please disclose how you are accounting for the settlement

agreement and that the settlement agreement does not require proceeds to be used to build or relocate existing operations.

Form 10-Q for the Period Ended March 31, 2012

General

1. Please address the above comments in your interim filings as well, as applicable.

You may contact Erin Jaskot, Staff Attorney, at (202) 551-3442 or, in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief